WAL★MART
MEXICO

FILE N°
82-4609

RECEIVED
2007 JAN 15 A 11:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

January 12, 2007

Mr. Paul Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Information pursuant to Ruling 12g3-2 (b) Exemption

Dear Mr. Dudek:

In order to continue being exempt from the requirements of Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed you will find the information of Wal-Mart de Mexico, S.A.B. de C.V., which was delivered to the Mexican Stock Exchange as follows:

- Press release reports December 2006 sales.
- Report on share repurchase for December 2006.

07020348

PROCESSED
JAN 18 2007
THOMSON FINANCIAL

Sincerely,

Jorge Muñoz Lopez
Accounting Director

ADMINISTRATIVE OFFICES:

- NEXTENGO N° 78 COL. STA. CRUZ ACAYUCAN DEL. AZCAPOTZALCO C.P. 02770 TEL. 5328-35-00
- BLVD. AVILA CAMACHO N° 487 COL. PERIODISTAS, DELEGACION MIGUEL HIDALGO, C.P. 11220 TEL. 5395-10-88


WAL★MART

Our Vision is "Contribute towards improving the quality of life for Mexican families."

DECEMBER 2006 SALES

FREE TRANSLATION, NOT TO THE LETTER

Mexico City, January 9, 2007

Wal-Mart de Mexico, S.A.B. de C.V. (WALMEX) announces to its shareholders as well as to the public in general that during the year 2006 the Company achieved its highest sales ever, as they amounted to **$198,244 million pesos**, equivalent to **US$18,324 million.** This figure represents a **20.2%** increase over sales reported in 2005, and a **15.9%** real increase, once the year's inflation is accounted for. Comparable stores sales, meaning all those units that have been in operation for over a year registered an increase of **9.8%** and of **5.9%** in real terms compared to the year 2005.

Eduardo Solorzano, President and Chief Executive Officer of Wal-Mart de Mexico said: "The sales level achieved by our Company is the result of the efforts of all our associates to continuously enhance the shopping experience for our customers and exceed their expectations. I want to thank the 852 million customers who allowed us to serve them at our stores, restaurants and clubs throughout this past year, as well as to our suppliers for their support. We reiterate our commitment to continue striving to offer our clients an even better value proposition at our stores. Equally important as the numbers, however, is the commitment our Company has with the communities that we serve, and that we will continue with our community involvement programs through our associates, who during 2006 gave us more than 289 thousand hours of volunteer work."

For the month of December 2006, sales were **$26,680 million pesos.** This figure represents a **22.3%** increase over sales reported the same month last year, and a **17.5%** real increase, once the period's inflation is accounted for. Comparable stores sales during the month, meaning all those units that have been in operation for over a year, registered an increase of **13.4%** and of **9.0%** in real terms compared to the same month of 2005.

Real Sales Growth	**December**		**January – December**	
	2006	**2005**	**2006**	**2005**
Total Units (%)	**17.5**	13.6	**15.9**	13.7
Comparable Units (%)	**9.0**	5.0	**5.9**	5.8

Considering the **five-week period** from **November 25 to December 29, 2006** that compares with the five-week period ending December 30, 2005, as well as the **fifty-two-week period** from **December 31 2005 to December 29, 2006** and that compares with the fifty-two-week period that ended December 30, 2005, sales growth was as follows:

Real Sales Growth	**5 weeks**		**52 weeks**	
	2006	**2005**	**2006**	**2005**
Total Units (%)	**15.3**	11.7	**15.9**	13.7
Comparable Units (%)	**6.9**	3.3	**5.8**	5.8

Sales for the fourth quarter 2006 (October-December) were $60,626 million pesos. This figure represents an 21.2% increase over sales reported the same period last year and a 16.4% real increase, once the period's inflation is accounted for. Comparable stores sales during the fourth quarter Registered an increase of 11.5%, and of 7.1% in real terms compared to the same period last year.

2006 Real Comparable Sales Growth

Month (Calendar)


10
8
6
4
2
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

Weeks


10
8
6
4
2
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec

During the year 2006 we served 852 million customers in our stores and restaurants; this figure is 15% more than the number of customers we had during the year 2005.

Openings during the month of December:

We opened four Bodegas Aurrera in the cities of Yurecuaro, Michoacan, in Mexico City; in Ixtlahuaca, Estado de Mexico and in Sabinas Hidalgo, Nuevo Leon; two Wal-Mart Supercenters in the cities of Durango, Durango and Queretaro, Queretaro; one Superama in Villahermosa, Tabasco; one Suburbia in Mexico City and six restaurants in the cities of Durango, Durango; Mexico City; Cancun, Quintana Roo; Ciudad Victoria, Tamaulipas; Cuernavaca, Morelos and Chetumal, Quintana Roo.

Openings during 2006:

FORMAT	# OF UNITS
Bodega Aurrera	55
Sam´s Club	8
Wal-Mart Supercenter	13
Superama	5
Suburbia	9
Restaurants	30
TOTAL	**120**


WAL*MART
de Mexico

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N°
82-4609

Sam's Club: 15 Years in Mexico:

Sam's Club had its 15th anniversary of operations in Mexico. On December 13, 1991 the first Sam's Club store opened in Mexico City, and fifteen years latter we have 77 units in 55 cities throughout the Country.

Social Support Programs:

Wal-Mart de Mexico Foundation, together with more than 500 units of all the different Wal-Mart de Mexico formats, and home offices and distribution centers associates, developed four social support programs during this Christmas season. This allowed us to distribute toys, balls, winter clothing, staple basics, and all types of presents to more than 170 thousand kids, and the underprivileged. The four programs, Gift of a Smile, Clothed in Hope, "Jugueton" (Toy Drive), and the "Peloton" (Ball Drive) –this last one, at our units in the State of Jalisco-, were developed thanks to the support of 92 public schools, 148 multiple care centers, 460 social work organizations, and the Mexican Red Cross Winter Program.

Information Release Schedule:

Quarter:	*Release Date:*
4th Quarter 2006	February 8, 2007
1st Quarter 2007	April 24, 2007
2nd Quarter 2007	July 10, 2007
3rd Quarter 2007	October 10, 2007

Monthly Sales:	*Release Date:*
January	February 8, 2007
February	March 8, 2007
March	April 9, 2007
April	May 9, 2007
May	June 7, 2007
June	July 9, 2007
July	August 9, 2007
August	September 7, 2007
September	October 9, 2007
October	November 8, 2007
November	December 7, 2007

Installed Capacity:

During the year 2006 we increased installed capacity by 14% - as measured in terms of selling area-, and restaurant seats by 7%. Installed capacity as of December 31, 2006 is:


WAL★MART

Our Vision is "Contribute towards improving the quality of life for Mexican families."

FILE N°
82-4609

FORMAT	SALES AREA	
	SQ. FT.	M2
Bodega Aurrera	11,487,945	1,067,256
Sam´s Club	6,266,299	582,153
Wal-Mart Supercenter	11,157,123	1,036,522
Superama	1,108,006	102,936
Subúrbia	2,912,797	270,606
	SEATS	
Restaurants	73,060	

Company Description:

WALMEX is a Retail Sector company whose shares are traded in the Mexican Stock Exchange since 1977. It operates 893 units, broken down as follows:

258 Bodegas Aurrera
77 Sam's Clubs
118 Wal-Mart Supercenters
60 Superamas
62 Suburbias
318 Restaurants, including franchises

Ticker Symbols:

Mexican Stock Exchange:	Bloomberg:	Reuters:	ADR's sponsored program:
Walmex V	WalmexV MM WMMVY US	WalmexV.Mx WMMVY.Pk	WMMVY

Internet Sites:

www.walmartmexico.com.mx
www.sams.com.mx
www.superama.com.mx
www.suburbia.com.mx
www.vips.com.mx
www.tarjetawalmart.com.mx

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 05, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,438,900	8,574,348,568
05/12/2006	03133	BUY	90,000	41.643333	3,747,900	ACCIV	STOCK		151,528,900	8,574,258,568
								As of current report	151,528,900	8,574,258,568

Shareholders' equity amount	0
Capital stock amount	3,747,900

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,246,152,342	3,242,404,442

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 06, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,528,900	8,574,258,568
06/12/2006	03134	BUY	100,000	42.530240	4,253,024	ACCIV	STOCK		151,628,900	8,574,158,568
								As of current report	151,628,900	8,574,158,568

Shareholders' equity amount	0
Capital stock amount	4,253,024

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,242,404,442	3,238,151,418

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 14, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,628,900	8,574,158,568
14/12/2006	03135	BUY	100,000	43.773680	4,377,368	ACCIV	STOCK		151,728,900	8,574,058,568
								As of current report	151,728,900	8,574,058,568

Shareholders' equity amount	0
Capital stock amount	4,377,368

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,238,151,418	3,233,774,050

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **DECEMBER 15, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,728,900	8,574,058,568
15/12/2006	03136	BUY	100,000	44.200900	4,420,090	ACCIV	STOCK		151,828,900	8,573,958,568
								As of current report	151,828,900	8,573,958,568

Shareholders' equity amount	0
Capital stock amount	4,420,090

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,233,774,050	3,229,353,960

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **DECEMBER 19, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	151,828,900	8,573,958,568
19/12/2006	03137	BUY	280,000	43.015714	12,044,400	ACCIV	STOCK		152,108,900	8,573,678,568
								As of current report	152,108,900	8,573,678,568

Shareholders' equity amount	0
Capital stock amount	12,044,400

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,229,353,960	3,217,309,560

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 20, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	152,108,900	8,573,678,568
20/12/2006	03138	BUY	280,000	43.015714	12,044,400	ACCIV	STOCK		152,388,900	8,573,398,568
								As of current report	152,388,900	8,573,398,568

Shareholders' equity amount	0
Capital stock amount	12,044,400

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,217,309,560	3,205,265,160

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 21, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	152,388,900	8,573,398,568
21/12/2006	03139	BUY	280,000	43.731711	12,244,879	ACCIV	STOCK		152,668,900	8,573,118,568
								As of current report	152,668,900	8,573,118,568

Shareholders' equity amount	0
Capital stock amount	12,244,879

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,205,265,160	3,193,020,281

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 22, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	152,668,900	8,573,118,568
22/12/2006	03140	BUY	100,000	43.977000	4,397,700	ACCIV	STOCK		152,768,900	8,573,018,568
								As of current report	152,768,900	8,573,018,568

Shareholders' equity amount	0
Capital stock amount	4,397,700

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,193,020,281	3,188,622,581

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No. 82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 27, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	152,768,900	8,573,018,568
27/12/2006	03141	BUY	100,000	45.615050	4,561,505	ACCIV	STOCK		152,868,900	8,572,918,568
								As of current report	152,868,900	8,572,918,568

Shareholders' equity amount	0
Capital stock amount	4,561,505

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,188,622,581	3,184,061,076

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: DECEMBER 28, 2006

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY SERIES

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	152,868,900	8,572,918,568
28/12/2006	03142	BUY	100,000	47.028080	4,702,808	ACCIV	STOCK		152,968,900	8,572,818,568
								As of current report	152,968,900	8,572,818,568

Shareholders' equity amount	0
Capital stock amount	4,702,808

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,184,061,076	3,179,358,268

Issuer's Comments

OWN SHARES OPERATION ISSUER'S REPORT

File No.
82-4609

TICKER SYMBOL AT THE MEXICAN STOCK EXCHANGE: WALMEX

DATE: **DECEMBER 29, 2006**

COMPANY NAME: WAL - MART DE MEXICO, S.A.B. DE C.V.

TRANSACTIONS BY *SERIES*

SERIES: V

Date of Transaction	Number	Type of transaction	Number of shares	Individual Share Price	Amount of the transaction(s)	Brokerage House	Shares with Charge to capital	Balances	Treasury Stock	Number of Shares
								As of last report	152,968,900	8,572,818,568
29/12/2006	03143	BUY	450,000	47.519582	21,383,812	ACCIV	STOCK		153,418,900	8,572,368,568
								As of current report	153,418,900	8,572,368,568

Shareholders' equity amount	0
Capital stock amount	21,383,812

Balance of shares apply to shareholders' equity	
As of last report	As of current report
0	0

RESOURCES AVAILABLE

As of last report	As of current report
3,179,358,268	3,157,974,456

Issuer's Comments